VIA EDGAR

July 20, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:          CHDT CORPORATION
REGISTRATION STATEMENT ON FORM S-1
COMMISSION FILE NUMBER 333-158783, FILED APRIL 24, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), CHDT Corporation, a Florida corporation, (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-158783 together with all exhibits (collectively, the “Registration Statement”).  The Company does not wish to proceed with the Registration Statement at this time because of current market conditions and market timing considerations as well as the decision of management to focus on alternative private funding sources for the time being.

No amendments have been filed for the Registration Statement and no transactions have been effected or made in respect of the securities sought to be registered under the Registration Statement.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to Paul W. Richter, outside legal counsel for the Registration Statement, at facsimile number (804) 644-2181.  His other contact information is Paul W. Richter, PW Richter plc, 3901 Dominion Townes Circle, Richmond, Virginia 23223.

If you any questions with respect to this matter, please contact Paul W. Richter at (804) 644-2182.

Sincerely,

/s/ Stewart Wallach
Stewart Wallach
Chief Executive Officer and President
CHDT Corporation
350 Jim Moran Blvd., Suite 120
Deerfield Beach, Florida 33442
Telephone (954) 252-3440
Facsimile: (954) 252-3442